BRF'S NET REVENUE REACHES R$ 8.2 BILLION IN Q1 2018

Result is 5% higher than the one registered in Q1 2017;

Customer base increases in Brazil and exceeds 190,000 points of sale

São Paulo, May 10, 2018 - Net operating revenue of BRF reached 8.2 billion BRL in Q1 2018 - an increase of 5% over the same quarter of the previous year. The growth reflects the progress of the volumes sold especially in Brazil, Turkey, China, and Hong Kong, which together have registered a high of 5.7%. Gross profit in the period increased 11.7%, reaching 1.5 billion BRL. Net losses declined 60.2% to 114 million BRL. Adjusted EBITDA totaled 802 million BRL - up 40.7% compared to the same period last year.

In Brazil, the highlight is the volume growth of 9.6%, driven by an increase of 22.5% y/y and 4.7% y/y in the in-natura and processed segments, respectively. In fact, the performance reflects the strategy of offering a product portfolio more suited to the current reality of consumption in the country, adjusting the trade execution in a market with greater availability of products, given current restrictions in other markets, such as Europe and Russia. In addition, volume was also driven by a greater number of customers, which reached 191,000 points of sale in Q1 2018, a growth of 13.5% in the same period of 2017.

As for market share, the Company started considering – as of this quarter - the wholesale channel (cash & carry), which represents approximately 20% of the total market (share value). It is also where BRF has a smaller share of sales. New categories were included: (I) in filled: fresh sausage; (ii) in frozen: burgers, ready-to-eat snacks, pies and portions - meatballs and kibbehs; and (iii) in cold cuts: sliced cuts and hams. Indeed, it lead the company to reach 45.7% of market share, a gain of 1.1% compared to the same period last year. It happened mainly due to the wholesale self-service channel, where we have enhanced our implementation and presence significantly.

The Muslim market-driven unit OneFoods also recorded a good operational performance in the period, with a total net revenue of 1.8 billion BRL in Q1 2018, an increase of 39.6% over the same quarter of the previous year. When figures from Banvit are excluded from the analysis, net revenue shows a growth of 1.4% and a decline of 10.4% in volume. The result reflects the best balance of supply and demand and a local effort for the recovery of margin.

The highlight in the International division, which includes the operations of Asia, Europe, Americas and Africa, was the expansion of 8% in Adjusted EBITDA margin. It reflects a better commercial dynamic in Asia, especially for the higher volumes in China and Hong Kong; an improvement in the cost curve; and the rationalization of the spending structure in the region.  In this period, net revenue totaled 1.08 billion BRL, compared to 943 million BRL recorded in the previous year - a high of 12.9%.

Net revenue in the Southern Cone - Argentina, Bolivia, Chile, Paraguay, and Uruguay -- increased by 12.4% compared to the previous quarter, reaching 592 million BRL. The index was impacted positively by a growth of 13.2% with the sale of in natura turkey in Chile. On the other hand, the higher cost of the raw material for bovine, turkey, swine and poultry put a pressure on the gross margin of 1.1% in the region. Nevertheless, adjusted EBITDA margin expanded by 0.9%, supported by a better efficiency in the management of expenses.

The investments carried out in the quarter totaled 467 million BRL, of which 146 million BRL were intended for growth, efficiency, and support; 254 million BRL for biological assets; 33 million BRL for leasing, and 35 million BRL for other investments. We highlight the reduction of the level of investment by the Company in 13 million BRL compared to Q1 17, reflecting a more careful position in the allocation of capital and the company's commitment with the trajectory of reduction in the level of leverage.

About BRF

BRF is one of the largest food companies in the world, with more than 30 brands in its portfolio, among them Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti, and Vienissima. Its products are sold in more than 140 countries on five continents. More than 100,000 employees work in the company, which holds more than 50 plants in eight countries (Argentina, Brazil, the United Arab Emirates, Indonesia, Malaysia, the United Kingdom, Thailand and Turkey).